Exhibit 12.1

Waste Connections, Inc.

Computation of Earnings to Fixed Charges and

Earnings to Fixed Charges and Preferred Stock Dividends Ratio

(In thousands except ratios)

	Year Ended December 31,					6 Months Ended 6/30/2008
	2003	2004	2005	2006	2007
Earnings:
Income before income taxes	$103,340	$115,609	$132,588	$125,752	$158,998	$81,302
Plus: fixed charges per below	33,513	23,999	26,547	32,399	36,657	19,661
Less: capitalized interest per below	29	167	432	654	206	9
Plus: current period amortization of interest capitalized in prior periods	9	13	21	30	39	19

Total earnings	$136,833	$139,454	$158,724	$157,527	$195,488	$100,973

Fixed charges
Interest expense	$31,666	$21,724	$23,489	$28,970	$33,430	$18,240
Capitalized interest	29	167	432	654	206	9
Interest portion of rent expense	1,818	2,108	2,626	2,775	3,021	1,412

Total fixed charges	$33,513	$23,999	$26,547	$32,399	$36,657	$19,661

Ratio of earnings to fixed charges	4.1	5.8	6.0	4.9	5.3	5.1